Exhibit 21.1
Blackboard Inc. Subsidiaries

Blackboard Tennessee, LLC	Delaware
Bb Acquisition Corp.	Delaware
Blackboard International Holdings Inc.	Delaware
Bb Management Co. LLC	Delaware
Blackboard iCollege, Inc.	Delaware
Blackboard CampusWide of Texas, Inc.	Texas
Blackboard International LP	Bermuda
Blackboard International B.V.	Netherlands
Blackboard Japan KK	Japan
Blackboard (Beijing) Co., Ltd.	China
Blackboard USA Inc.	Delaware
Blackboard (UK) Limited	United Kingdom
Blackboard Educational (Canada) Corporation	Canada
Blackboard (Australia) Pty Ltd.	Australia
Greenery Days Company Limited	Cayman Islands